兖州煤业股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

Address ：298 Fushan South Road, Zoucheng, Shandong Province, China     Tel ： (86537)5385343 Fax:(86537)5383311

March 1, 2012

VIA EDGAR

Karl Hiller, Branch Chief

Paul Monsour, Staff Accountant

United States Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

Tel (202) 551-3686

Fax (703) 813-6982

Re:	Yanzhou Coal Mining Company

Form 20-F for the Fiscal Year ended December 31, 2010

Filed on June 24, 2011

File No. 001-14714

Dear Mr. Hiller and Mr. Monsour:

Yanzhou Coal Mining Company Limited (the “Company” or “we”) refers to the comment contained in the letter dated December 7, 2011 from the staff of the United States Securities and Exchange Commission (the “Staff”) on our Form 20-F filing for the fiscal year ended December 31, 2010. The comment has been reproduced below with the response thereto.

Form 20-F for the Fiscal Year ended December 31, 2010

Financial Statements

Note 48 – Retirement Benefits, page F-97

1.	We have read your response to prior comment 1 and understand that your parent company manages your post retirement benefits plans. We also understand that the annual payment you make to your parent company for your contribution to the benefit plans is comprised of an endowment insurance expense for your current employees and retirement benefits for retired employees. Please address the following points:

•

Clarify whether you or your parent company is legally responsible for the obligations created under the benefit plans and indentify the party that would be liable for payment of the benefit obligations if the plan assets are insufficient to pay all of the retirement benefits due to your current and former employees.

•

Tell us how your accountings and characterization of these plans as defined contribution plans rather than defined benefit plans is consistent with the definitions found at paragraph 8 of IAS 19 and related guidance.

In response to the Staff’s comment, the Company responds as follows:

Retirement Benefits

•

The Company confirms that the Company is legally responsible for the obligations created under the benefit plan as required by the PRC laws, under which the “benefit plan” is categorized as a “defined contribution plan.” After the Company makes full payments to the relevant social insurance administrative authorities through Yancoal Group, the social insurance administrative authorities manage the plan assets and pays the retirement benefits to retired employees. The Company further confirms that the social insurance administrative authorities are liable for payment of the benefit obligations if the plan assets are insufficient to pay all of the retirement benefit due to the Company’s current and former employees. Other than the above benefit plan, the Company has no other contractual obligations to pay any other benefits to the existing and retired employees. However, Yancoal Group provides additional benefits, such as medical benefits, to all its existing and retired employees, including the Company’s employees. The Company contributes up to a fixed percentage of salaries towards these additional benefits to Yancoal Group. Beyond the voluntary provision of additional benefits, the Company has no other obligations towards Yancoal Group and its employees.

•

Under the benefit plan as required by the PRC laws as set out above, the Company withholds 20% of its current employees’ salaries and pays the same to the social insurance administrative authorities through Yancoal Group on a monthly basis. The Company is not legally responsible for: (1) other expenses relating to retirement benefit or (2) making payments to retired employees. The social insurance administrative authorities are legally responsible for making benefit payments to retired employees. For other additional benefits provided by Yancoal Group, the Company only contributes an amount based on a fixed percentage of the Company’s salaries. The Company therefore confirms that it believes that the defined contribution plans more accurately reflect its payment obligations than the defined benefit plans found in paragraph 8 of IAS 19 and the related guidance.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding our response to the undersigned at (86) 537-538-3311.

Yours truly,

/s/ WU Yuxiang

WU Yuxiang
Chief Financial Officer

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